The following is an English-language version of the Consolidated Financial Statements of Open Joint Stock Company VimpelCom-Region ("VimpelCom-Region"), a consolidated subsidiary of Open Joint Stock Company Vimpel-Communications ("VimpelCom") and VimpelCom's vehicle for national expansion, prepared in accordance with U.S. GAAP. The Russian-language version of the following consolidated financial statements appeared in the Russian-language Information Memorandum for the Three Billion Ruble Bond Offering (the "Russian-language Information Memorandum") distributed to certain potential investors in connection with the proposed issuance of ruble-denominated bonds by LLC VimpelCom Finance, a consolidated subsidiary of VimpelCom-Region. VimpelCom does not currently intend to make available any such consolidated financial statements of VimpelCom-Region for any future periods.

U.S. Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires companies to provide certain information about their operating segments. VimpelCom has two reportable segments: the Moscow license area and the regions outside of the Moscow license area (the "Regions"). The Moscow license area includes the city of Moscow and the Moscow region. The Regions include all other regions of the Russian Federation. For segment reporting purposes, VimpelCom-Region is included in the Regions.

Segment information for the Regions presented in the consolidated financial statements of VimpelCom for the year ended December 31, 2002 is different from consolidated financial statements of VimpelCom-Region for the year ended December 31, 2002. The differences represent the financial statements of Open Joint Stock Company Bee-Line Samara ("Bee-Line Samara"), a subsidiary of VimpelCom, for the period from the date of acquisition of the controlling interest in Bee-Line Samara by VimpelCom to December 31, 2002. Bee-Line Samara operates a wireless network in the Samara Region. In October 2002, VimpelCom acquired 1% of common stock of Bee-Line Samara and increased its ownership in Bee-Line Samara to 51%. The accounts of Bee-Line Samara are included in VimpelCom's consolidated financial statements from October 2002. For segment reporting purposes, Bee-Line Samara is included in the Regions.

51% of the shares in Bee-Line Samara are owned by VimpelCom. VimpelCom-Region has no ownership interest in Bee-Line Samara. Therefore, the accounts of Bee-Line Samara are not included in consolidated financial statements of VimpelCom-Region.

Also included herein, are English-language translations of certain other information contained in the Russian-language Information Memorandum, namely:
(1) selected, interim, unaudited, consolidated financial data for VimpelCom-Region as of and for the three-month periods ended March 31, 2002, June 30, 2002, September 30, 2002 and December 31, 2002, prepared in accordance with U.S. GAAP; (2) 2002 capital expenditures for VimpelCom-Region and its consolidated subsidiaries; and (3) 2002 and first quarter 2003 subscriber numbers for VimpelCom-Region and its consolidated subsidiaries.

This document shall not constitute an offer to sell or the solicitation of an offer to buy the securities in connection with the proposed issuance of ruble-denominated bonds referenced above, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The securities will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). Unless and until so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

                        Consolidated Financial Statements
                    Open Joint Stock Company VimpelCom-Region
       (a subsidiary of Open Joint Stock Company Vimpel-Communications and
                        a development stage enterprise)

             Years ended December 31, 2002 and 2001 and period from
              August 3, 1999 (inception) through December 31, 2002
                       with Report of Independent Auditors

                    Open Joint Stock Company VimpelCom-Region
       (a subsidiary of Open Joint Stock Company Vimpel-Communications and
                         a development stage enterprise)

                        Consolidated Financial Statements

                   Years ended December 31, 2002 and 2001 and period from August 3, 1999 (inception) through December 31, 2002






                                    Contents


Report of Independent Auditors.................................................1

Consolidated Financial Statements

Consolidated Balance Sheets....................................................2
Consolidated Statements of Operations..........................................3
Consolidated Statements of Shareholders' Equity................................4
Consolidated Statements of Cash Flows..........................................5
Notes to Consolidated Financial Statements.....................................6

                         Report of Independent Auditors



The Shareholders
Open Joint Stock Company VimpelCom-Region

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company VimpelCom-Region ("VCR"), a development stage enterprise, as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended and the period from August 3, 1999 (inception) through December 31, 2002. These consolidated financial statements are the responsibility of VCR's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Open Joint Stock Company VimpelCom-Region at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years then ended and the period from August 3, 1999 (inception) through December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


ERNST & YOUNG (CIS) LIMITED
Moscow, Russia


March 14, 2003

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

                           Consolidated Balance Sheets

                                                        December 31,
                                                   2002             2001
                                            ------------------------------------
                                             (In thousands of US dollars, except
                                                        share amounts)
Assets
Current assets:
  Cash and cash equivalents (Note 5)          US$   52,703     US$    28,602
  Trade accounts receivable, net of
   allowance for doubtful accounts of
   US$956 in 2002 and US$404 in 2001                 2,768               486
  Inventory                                          9,122             1,422
  Deferred income tax (Note 14)                        469               294
  Input value added tax                             51,476            18,031
  Other current assets (Note 6)                      7,281             3,582
                                            ------------------------------------
Total current assets                               123,819            52,417

Property and equipment, net (Note7)                277,480            92,372
Telecommunications licenses, net
  (Note 8)                                          72,322             1,788
Intangible assets, net (Note 8)                     10,780             2,365
Advances for property and equipment                 16,886            11,744
Due from related parties (Note 15)                   1,834               338
Other assets (Note 9)                                4,255               117
                                            ------------------------------------
Total assets                                  US$  507,376     US$   161,141
                                            ====================================
                                            ====================================

Liabilities and shareholders' equity
Current liabilities:
  Trade accounts payable                      US$   20,523     US$     9,117
  Customer advances and deposits                    14,046             1,712
  Accrued liabilities                                3,103             1,856
  Deferred revenue                                     699               195
  Due to related parties (Note 15)                  25,157             1,951
  Equipment financing obligations
    (Note 11)                                       74,295            31,999
  Bank loans (Note 10)                               1,157             1,152
  Capital lease obligations (Note 12)                3,196             4,208
                                            ------------------------------------
Total current liabilities                          142,176            52,190

Deferred income tax (Note 14)                       18,689               272
Long-term loans due to VimpelCom
  (Note 15)                                         40,000                 -
Bank loans, less current portion
  (Note 10)                                         39,380                 -
Equipment financing obligations,
  less current portion (Note 11)                     6,563                 -

Minority interest                                      188               307

Shareholders' equity (deficiency)
  (Note 13):

  Convertible voting preferred stock
    (20 rubles nominal value per share),
    1,323 shares authorized, issued
    and outstanding                                      1                 1
  Common stock (20 rubles nominal value
    per share), 11,143 shares authorized;
    8,355 shares issued and outstanding
    (2001: 3,969)                                        6                 3

  Additional paid-in capital                       292,881           117,444
  Deficit accumulated during the
    development stage                              (32,508)           (9,076)
                                            ------------------------------------

Total shareholders' equity (deficiency)            260,380           108,372
                                            ------------------------------------

Total liabilities and shareholders'
  equity                                      US$  507,376     US$   161,141
                                            ====================================

See accompanying notes.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)


                      Consolidated Statements of Operations



                                                                Period from
                                            Years ended        August 3, 1999
                                            December 31,     (inception) through
                                        2002           2001    December 31, 2002
                                  ----------------------------------------------
                                            (In thousands of US dollars)
Operating revenues:
   Service revenues and
    connection fees                US$  66,891    US$   9,482      US$  76,609
   Sales of handsets and
    accessories                         17,000          2,423           19,423
   Other revenue                           530             68              598
                                  ----------------------------------------------
Total operating revenues                84,421         11,973           96,630
   Revenue-based taxes                    (914)          (126)          (1,050)
                                  ----------------------------------------------
Net operating revenues                  83,507         11,847           95,580

Operating expenses:

   Service costs                        18,939          1,939           21,288
   Cost of handsets and
    accessories sold                    18,675          2,558           21,233
   Equipment lease                       2,359            888            3,461
   Cost of installation of
    leased equipment                         -              -            1,021
   Selling, general and
    administrative expenses             41,596          8,979           50,835
   Network maintenance                   4,449          1,779            6,635
   Depreciation                          9,350          1,903            1,254
   Amortization                          1,530            201            1,731
   Provision for doubtful
    accounts                               553            295              848
                                  ----------------------------------------------
Total operating expenses                97,451         18,542          118,306
                                  ----------------------------------------------

Operating loss                         (13,944)        (6,695)         (22,726)

Other income and expenses:
   Interest income                         381              -              381
   Interest expense                     (3,809)          (335)          (4,144)
   Other income                             89            149              238
   Other expense                          (348)           (60)            (408)
   Net foreign exchange loss            (5,013)          (148)          (5,169)
                                  ----------------------------------------------
Total other income and
  expenses                              (8,700)          (394)          (9,102)
                                  ----------------------------------------------

Loss before income taxes
  and minority interest                (22,644)        (7,089)         (31,828)


Income tax (expenses)
  benefit (Note 14)                       (646)            90             (556)
Minority interest in (net
  earnings) net losses of
  subsidiaries                            (142)            18              (124)
                                  ----------------------------------------------

Net loss                            US$(23,432)   US$  (6,981)     US$  (32,508)
                                  ==============================================

See accompanying notes.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)


                 Consolidated Statements of Shareholders' Equity

    For the period from August 3, 1999 (inception) through December 31, 2002

                                                                                             Deficit
                                                                                           Accumulated
                                        Common         Convertible Voting    Additional     during the
                                         Stock          Preferred Stock       Paid-in      Development
                                    -------------------------------------
                                     Shares   Amount     Shares  Amount      Capital           Stage           Total
                                    -------------------------------------------------------------------------------------
                                                       (In thousands of US dollars, except shares)

  Capital Contribution on
    August 3, 1999                    1,000   US$ -          -   US$ -       US$      -    US$        -     US$      -
  Decrease of liability to
    VimpelCom on December 22,
    2000                                  -       -          -       -              420               -            420

  Issuance of common stock to
    VimpelCom on November 5,
    2001, under the Agreement
    dated May 30, 2001, net of
    cost of issuance (US$1,613)       2,969       1          -       -          117,027               -        117,028
  Issuance of convertible voting
    preferred stock to Eco
    Telecom on December 3,
    2001, under the Agreement
    dated May 30, 2001                   -       -      1,323       -                -               -              -

  Increase in nominal value of
    shares of common stock from
    10 rubles to 20 rubles per
    share on December 27, 2001            -       2          -       -               (2)              -              -
  Increase in nominal value of
    shares of convertible voting
    preferred stock from
    10 rubles to 20 rubles per
    share on December 27, 2001            -       -          -       1               (1)              -              -
  Issuance of common stock to
  VimpelCom, Telenor and Eco
  Telecom on November 12, 2002,
  under the Agreement dated May
  30, 2001                            4,386       3          -       -          175,437               -        175,440

   Net loss                               -       -          -       -                -         (32,508)       (32,508)
                                    ----------------------------------------------------------------------------------

Balances at December 31, 2002         8,355   US$ 6      1,323   US$ 1    US$   292,881   US$   (32,508) US$   260,380
                                    ==================================================================================

See accompanying notes.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

                      Consolidated Statements of Cash Flows

                                                                                                    Period from
                                                                      Years ended December 31,     August 3, 1999
                                                                                                 (inception) through
                                                                         2002           2001      December 31, 2002
                                                                -----------------------------------------------------
                                                                            (In thousands of US dollars)

Operating activities
Net loss                                                        US$   (23,432) US$    (6,981)       US$    (32,508)
Adjustments to reconcile net loss to net cash used in
   operating activities:
     Depreciation                                                       9,350          1,903                11,254
     Amortization                                                       1,530            201                 1,731
     Deferred taxes                                                       (84)          (681)                 (765)
     Loss on foreign currency translation                               5,013            148                 5,169
     Provision for doubtful accounts                                      553            295                   848
     Minority interest in net losses of subsidiaries                      142            (18)                  124
     Changes in operating assets and liabilities, net of
       acquisitions:
         Input value added taxes                                      (31,698)       (18,829)              (50,673)
         Trade accounts receivable                                     (1,597)            79                (1,518)
         Inventory                                                     (6,521)        (1,168)               (7,689)
         Other current assets                                          (4,065)        (1,815)               (5,875)
         Due from related parties                                        (236)          (335)                 (571)
         Due to related parties                                        20,552          2,366                23,158
         Accounts payable                                               5,808            925                 6,796
         Customer deposits                                             11,306          1,038                12,344
         Deferred revenue                                                  56             28                   101
         Accrued liabilities                                            3,050          1,195                 4,284
                                                                -----------------------------------------------------
Net cash used in operating activities                                 (10,273)       (21,649)              (33,790)

Financing activities
Proceeds from loans from VimpelCom                                     98,500         47,987               149,557
Repayments of loans from VimpelCom                                    (58,500)       (53,097)             (111,597)
Repayments under other financing arrangements with
   related parties                                                          -         (3,393)               (3,393)
Proceeds from bank and other loans                                     78,521          1,899                80,420
Repayments of bank and other loans                                    (11,580)        (2,168)              (13,748)
Repayments of lease obligations                                        (1,025)        (1,292)               (2,317)
Proceeds from sale of capital stock                                   175,440        118,641               294,081
Payments of fees in respect of capital contributions                        -         (1,613)               (1,613)
Repayment of equipment financing obligations                          (60,694)             -               (60,694)
Capital contributions in consolidated subsidiaries by minority
  shareholders                                                              -              -                     1
                                                                -----------------------------------------------------
Net cash provided by financing activities                             220,662        106,964               330,697

Investing activities
Purchases of property and equipment                                  (107,107)       (50,142)             (158,305)
Purchases of intangible assets                                         (6,340)        (2,391)               (8,736)
Loans issued to VimpelCom                                                   -        (40,923)              (40,923)
Repayments of loans by VimpelCom                                            -         40,923                40,923
Purchase of Cellular Company stock, net of cash acquired of
   US$70                                                                    -         (4,157)               (4,157)
Purchase of Orensot, Extel and Vostok-Zapad Telecom stock, net
  of cash acquired of US$1,088                                        (68,934)             -               (68,934)
Purchases of other assets                                              (4,173)          (124)               (4,297)
                                                                -----------------------------------------------------
Net cash used in investing activities                                (186,554)       (56,814)             (244,429)
Effect of exchange rate changes on cash and cash equivalents              266            (35)                  225

                                                                -----------------------------------------------------

Net increase in cash                                                   24,101         28,466                52,703
Cash and cash equivalents at beginning of period                       28,602            136                     -

                                                                -----------------------------------------------------

Cash and cash equivalents at end of period                      US$    52,703  US$    28,602        US$     52,703
                                                                =====================================================

Supplemental cash flow information
Cash paid during the period:
         Income tax                                             US$       876  US$       478        US$      1,354
         Interest                                                       4,090            253                 4,343

     Non-cash activities:
         Equipment acquired under financing agreements                 64,048         32,143                96,191
         Accounts payable for equipment and other long-lived
           assets                                                       8,532          8,693                 6,258
         Acquisition of equipment financed by VimpelCom via
           loans and other financing arrangements                           -          1,321                 3,764
         Operating activities financed by VimpelCom and its
           subsidiaries                                                     -          1,792                 2,268
         Acquisitions:
            Fair value of assets acquired                             107,963         15,349               123,312
            Cash paid for the capital stock                           (70,022)        (4,227)              (74,249)

                                                                -----------------------------------------------------
                Liabilities assumed                             US$    37,941  US$    11,122        US$     49,063
                                                                =====================================================

See accompanying notes.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

                 Notes to Consolidated Financial Statements

                           December 31, 2002 and 2001
  (Amounts presented are in thousands of US dollars unless otherwise indicated


1.     Description of Business


Open Joint Stock Company VimpelCom-Region ("VCR") was registered in the Russian Federation on August 3, 1999 as a closed joint stock company. It was re-registered as an open joint stock company on December 27, 2001. As of December 31, 2002, 5,430 shares (64.99%) of VCR's outstanding common stock was owned by Open Joint Stock Company Vimpel-Communications ("VimpelCom"), 1,463 shares (17,51%) was owned by Eco Telecom Limited ("Eco Telecom"), a part of the Alfa Group of companies in Russia and 1,462 shares (17,50%) was owned by Telenor East Invest AS ("Telenor").

In April 2000, VCR was awarded licenses to provide GSM-1800 cellular telecommunication services in the Central and Central Black Earth, Volga, North Caucasus and Siberian regions of the Russian Federation. The licenses expire in April 2008. On September 12, 2002, VCR was awarded a GSM-1800 license for the Northwest license area. VCR's subsidiaries, Open Joint Stock Company Orensot ("Orensot") and Closed Joint Stock Company Extel ("Extel"), hold a GSM-900/1800 license for the Orenburg license area and GSM-900 license for the Kaliningrad license area, respectively. The GSM license held by Limited Liability Company Vostok-Zapad Telecom ("Vostok-Zapad Telecom"), a subsidiary of VCR, provides for the operation of a GSM-1800 network throughout the Ural region and a dual band GSM-900/1800 network in six territories within the Ural region. Closed Joint Stock Company Cellular Company ("Cellular Company"), a subsidiary of VCR holds an AMPS license for the Novosibirsk license area.

In 2002 and 2001, VCR set up 13 and 23 branches, respectively, in the licensed regions of Russia.

On May 30, 2001, VimpelCom, Eco Telecom, Telenor and VCR, signed agreements under which Eco Telecom will purchase strategic ownership interests in VimpelCom and VCR, subject to certain regulatory approvals and other conditions precedent. On November 5, 2001, VimpelCom contributed US$118,641 as equity to VCR (Note
13). In addition, under the agreements dated May 30, 2001, Eco Telecom was to invest a total of US$117,000 of equity into VCR in two equal tranches, in November 2002 and November 2003. Telenor and VimpelCom had options, either collectively or individually, to invest up to an aggregate of US$117,000 in VCR simultaneously with each Eco Telecom's contributions.

On May 15, 2002, the annual shareholders' meeting of VimpelCom approved certain changes to the agreements on investments in VCR, dated May 30, 2001 (Note 13). VCR's Board of Directors was disbanded as part of the unified management structure of VimpelCom and VCR. VimpelCom committed to provide VCR with a combination of secured loans, guarantees and leases of equipment and other assets with a total value of up to US$92,000, and with unsecured credits of up to US$30,000, with terms up to six years.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


1.     Description of Business (continued)

As of December 31, 2002, VCR is considered to be a development stage enterprise as it is devoting substantially all of its efforts to establishing a new business and has relatively insignificant revenue from the planned principal operations - providing telecommunications services, as compared to a developed enterprise. VCR is mainly involved in the following development stage activities: acquiring property and equipment, financial planning and raising capital.

In 2002 VCR obtained financing from and economically depends on Shareholders and its subsidiaries (Notes 13, 15).


2.     Basis of Presentation and Significant Accounting Policies

Basis of Presentation

VCR maintains its records and prepares its financial statements in accordance with Russian accounting and tax legislation. The accompanying consolidated financial statements differ from the financial statements issued for statutory purposes in Russia in that they reflect certain adjustments, not recorded in VCR's statutory books, which are appropriate to present the financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The principal adjustments relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) capitalization and amortization of telephone line capacity; (7) valuation allowances for unrecoverable assets; (8) capital leases; and (9) consolidation and accounting for subsidiaries.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of VCR and its subsidiaries Cellular Company, Extel, Orensot, Vostok-Zapad Telecom, Closed Joint Stock Company Mobile Communication Center - Smolensk, Closed Joint Stock Company Mobile Communication Center - Lipetsk, Closed Joint Stock Company Mobile Communication Center - Ryazan, and Closed Joint Stock Company Mobile Communication Center - Nizhny Novgorod.

All intercompany accounts and transactions have been eliminated.

The equity method of accounting is used for companies in which VCR has significant influence. Generally this represents voting stock ownership of at least 20% and not more than 50%.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


2.     Basis of Presentation and Significant Accounting Policies (continued)

Foreign Currency Translation

VCR's functional currency is the US dollar because the majority of its costs, property and equipment purchased, and debt and trade liabilities are either priced, incurred, payable or otherwise measured in US dollars. Accordingly, transactions and balances not already measured in US dollars (primarily Russian rubles and euros) have been re-measured into US dollars in accordance with the relevant provisions of US Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation".

Under SFAS No. 52, revenues, costs, capital and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange gains and losses arising from re-measurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to operations.

The ruble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of Russia ("CBR"). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. As of December 31, 2002 and 2001, the official rates of exchange were 31.78 rubles = US$1 and 30.14 rubles = US$1, respectively. The translation of ruble-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VCR could realize or settle, in US dollars, the reported values of these assets and liabilities. Likewise, it does not indicate that VCR could return or distribute the reported US dollar value of capital to its shareholders.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

VCR considers all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value.

Doubtful Accounts

VCR reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


2.     Basis of Presentation and Significant Accounting Policies (continued)


Inventory

Inventory consists of telephone handsets and accessories for resale and is stated at the lower of cost or market. Cost is computed using the average cost method.

Property and Equipment


Property and equipment is stated at historical cost. Telecommunications equipment, including equipment acquired under capital leases, is depreciated using the straight-line method over its estimated useful life of nine and one-half years. Buildings and leasehold improvements are depreciated using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, and vehicles and furniture are depreciated using the straight-line method over estimated useful lives ranging from five to ten years.

Repair and maintenance costs are expensed as incurred.

Intangible Assets

Intangible assets consist primarily of telephone line capacity, wireless licenses, goodwill and other intangible assets. VCR capitalizes payments made to third party suppliers to acquire access to telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Telecommunications licenses were initially recorded at cost. Telecommunications licenses acquired in business combinations were initially recorded at their fair value as of the acquisition date. Licenses are amortized on a straight-line basis until the expiration date of the licenses. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. With the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002, no amortization is taken on goodwill. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally four to ten years.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," VCR continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with SFAS No. 142, VCR tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


2.     Basis of Presentation and Significant Accounting Policies (continued)

Software Costs

Under the provision of Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", VCR capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VCR management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over the expected life of the product.

Long-Lived Assets

VCR accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Revenue Recognition

VCR earns service revenues for usage of its wireless networks. Revenue is recognized when the service is rendered. Revenues from equipment sales and other services are recognized in the period in which the equipment is sold and services rendered. Revenue on prepaid cards is deferred and recognized when services are rendered. Revenues are stated net of value-added taxes charged to customers.

In accordance with the provisions of the SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements", VCR has deferred telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally two years.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


2.     Basis of Presentation and Significant Accounting Policies (continued)

Advertising

VCR expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 2002 and 2001 and the period from August 3, 1999 (inception) through December 31, 2002 were US$7,153, US$903 and US$8,127, respectively.

Rent

VCR leases office space, telecommunication equipment, space and premises where telecommunication equipment is installed. There were no non-cancelable operating leases for the period from August 3, 1999 (inception) through December 31, 2002.

Rent expense under all operating leases for the years ended December 31, 2002 and 2001 and the period from August 3, 1999 (inception) through December 31, 2002 were US$7,321, US$1,877 and US$9,440, respectively.

Cost of installation of equipment under operating leases is expensed as incurred if it may not be recoverable within the term of the lease.

Deferred Taxes

VCR computes and records income tax in accordance with SFAS No. 109, "Accounting for Income Taxes". Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Government Pension Fund

VCR contributes to the Russian Federation state pension fund on behalf of its employees. VCR's contribution is expensed as incurred. Total amounts expensed in connection with contributions to the state pension fund for the years ended December 31, 2002 and 2001 and the period from August 3, 1999 (inception) through December 31, 2002 were US$1,933, US$772 and US$2,705, respectively.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VCR requires deposits as collateral for airtime usage. Certain part of VCR's sales of telecommunication services is made on a prepaid basis. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VCR's credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


2.     Basis of Presentation and Significant Accounting Policies (continued)

Concentration of Credit Risk (continued)

VCR deposits available cash with financial institutions in the Russian Federation. Deposit insurance is not offered to financial institutions operating in Russia. To manage this credit risk, VCR allocates its available cash to a variety of Russian banks and Russian affiliates of international banks. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

VCR issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors (Alcatel, Ericsson and Technoserve A/S) provide for equipment financing in respect of certain deliveries of equipment. VCR periodically reviews the financial position of vendors and their compliance with the contract terms.

Fair Value of Financial Instruments

The carrying amounts for financial instruments, consisting of cash and cash equivalents, trade accounts receivable, obligations under accounts payable, amounts due to related parties, bank loans and equipment financing liabilities approximate their fair value.

Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", requires the reporting of comprehensive income in addition to net income (loss). Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income but as an adjustment to shareholders' equity. VCR does not have comprehensive income items. Accordingly, net income (loss) is equivalent to comprehensive income for each of the periods presented.

Business Combinations, Goodwill and Other Intangible Assets

In July 2001, the FASB issued SFAS's No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. Impairment losses that arise due to the initial application of this standard should be reported as a cumulative effect of a change in accounting principle.

VCR has adopted SFAS No. 141, "Business Combinations", which was effective for business combinations consummated after June 30, 2001. VCR adopted SFAS No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002. The adoption of the pronouncement did not have an effect on VCR's results of operations or financial position.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


2.     Basis of Presentation and Significant Accounting Policies (continued)

Business Combinations, Goodwill and Other Intangible Assets (continued)

VCR has completed the goodwill impairment testing identified in SFAS No. 142 and identified that there was no impairment of goodwill as of December 31, 2002.

Accounting for Asset Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. The adoption of the provisions of SFAS No. 143 is not expected to have a material impact on VCR's results of operations, financial position or cash flow.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring," which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on VCR's results of operations, financial position or cash flow.

Accounting for Guarantees

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the provisions of FIN No. 45 did not have a material impact on VCR's results of operations, financial position or cash flow.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)


             Notes to Consolidated Financial Statements (continued)

3.     Changes in Estimates

At the beginning of the second quarter 2002, VCR changed the estimated remaining useful life of NAMPS telecommunications equipment from 4.25 to 1.75 years. The change increased net loss for both the year ended December 31, 2002 and the period from August 3, 1999 (inception) through December 31, 2002 by approximately US$1,752.

4.     Acquisitions

In April 2001, VCR acquired 93% of shares of common stock of Cellular Company, a cellular operator in Novosibirsk, operating under trademarks "Bee Line" and "Fora", for US$4,227. The acquisition was recorded under the purchase method of accounting. The results of operations of Cellular Company were included in the accompanying financial statement from the date of acquisition. The fair value of the acquired 93% of the net assets of Cellular Company approximated the cost of acquisition.

In February 2002, VCR acquired 5% of Cellular Company's common stock, which VCR did not previously own, for US$227. The excess of acquisition cost over the fair value of 5% of the net assets of Cellular Company amounted to US$15 and was recorded as goodwill. Goodwill is subject to annual impairment tests.

In July 2002, VCR acquired 77.6% of common stock of Orensot, a cellular communication enterprise operating in the Orenburg region, for US$14,204. In October 2002, VCR acquired 21.21% of Orensot's common stock, which VCR did not previously own, for US$3,882. This transaction increased VCR's ownership in Orensot to 98.81%. The acquisitions were recorded under the purchase method of accounting. The results of operations of Orensot were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

In December 2002, VCR acquired 100% of Extel, a cellular communication enterprise operating in the Kaliningrad region, for US$25,312. The acquisition was recorded under the purchase method of accounting. The results of operations of Extel were included in the accompanying consolidated statement of income from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

In December 2002, VCR acquired 100% of ownership interest in Vostok-Zapad Telecom, a company that holds a GSM-900/1800 license for operations in the Ural region, for US$26,608. The acquisition was recorded under the purchase method of accounting. The results of operations of Vostok-Zapad Telecom were included in the accompanying consolidated statement of operations from the date of acquisition. The fair value of net assets acquired approximated the cost of acquisition.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


4.     Acquisitions (continued)

The following table summarizes the estimated fair values of the intangible assets acquired of Orensot, Extel and Vostok-Zapad Telecom at the date of acquisition.

Intangible assets subject to amortization (10.9 years weighted-average useful life)

    Licenses (11.0 years weighted-average
      useful life)                             US$            71,157
    Other intangible assets (8.5 years
      weighted-average useful life)                              711
                                               ---------------------------

                                                US$            71,868
                                               ===========================

The following unaudited pro forma combined results of operations for VCR give effect to Orensot, Extel and Vostok-Zapad Telecom business combinations as if they had occurred at the beginning of 2002 and 2001. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of VCR had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

                                                  Years ended December 31,
                                                  2002               2001
                                          -----------------------------------
Pro forma total operating revenues         US$  109,365       US$   33,054
Pro forma net loss                              (15,688)            (2,229)

5.     Cash and Cash Equivalents



Cash and cash equivalents consisted of the following at December 31:

                                2002                      2001
                       -----------------------------------------------

Rubles                   US$   16,534               US$    3,448
US dollars                     36,071                     25,154
EURO                               98                          -
                       -----------------------------------------------
                         US$   52,703               US$   28,602
                       ===============================================

6.     Other Current Assets

Other current assets consisted of the following at December 31:

                                2002                      2001
                       -----------------------------------------------

Advances to suppliers    US$    5,861               US$    2,328
Restricted cash                     -                      1,146
Prepaid taxes                      74                         73
Other                           1,346                         35
                       -----------------------------------------------
                         US$    7,281               US$    3,582
                       ===============================================

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


7.     Property and Equipment

Property and equipment, at cost, consisted of the following at December 31:

                                                   2002             2001
                                      ------------------------------------------

Telecommunications equipment held
  under capital lease agreements          US$     6,453      US$    5,517
Telecommunications equipment                    130,953            25,284
Buildings and leasehold improvements              1,970               986
Office and measuring equipment                    5,011             1,307
Vehicles                                          1,639               898
Furniture                                         1,058               303
Other equipment                                     784               563
                                      -------------------------------------
                                                147,868            34,858

Accumulated depreciation                        (10,771)           (2,485)

Equipment not installed and assets
  under construction                            140,383            59,999
                                      -------------------------------------

                                      US$       277,480      US$   92,372
                                      =====================================

Capitalized interest in the amount of US$590, US$0 and US$590 was included in the cost of telecommunications equipment in the years ended December 31, 2002 and 2001 and the period form August 3, 1999 (inception) through December 31, 2002, respectively.

In April 2001, VCR acquired Cellular Company (Note 4). Cellular Company had telecommunications equipment held under capital lease agreements (Note 12).

Accumulated depreciation on telecommunications equipment held under capital lease agreements amounted to US$3,046 and US$988 at December 31, 2002 and 2001, respectively. Depreciation expense in respect of telecommunications equipment held under capital lease amounted to US$2,058, US$988 and US$3,046 for the years ended December 31, 2002 and 2001 and the period form August 3, 1999 (inception) through December 31, 2002, respectively, and was included in depreciation expense in the accompanying consolidated statements of operations.

8.    Telecommunications Licenses and Other Intangible Assets

The  total  gross  carrying  value  and   accumulated   amortization   of  VCR's
telecommunications licenses was as follows:

               December 31, 2002                      December 31, 2001
                         Accumulated                            Accumulated
        Cost             amortization            Cost           amortization

--------------------------------------------------------------------------------

        73,070              (748)                 1,788                 -

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


8.     Telecommunications Licenses and Other Intangible Assets (continued)

The total gross carrying value and accumulated amortization of VCR's intangible assets by major intangible asset class was as follows:

                                    December 31, 2002     December 31, 2001
                                          Accumulated               Accumulated
                                 Cost     amortization   Cost       amortization

                           -----------------------------------------------------
                           -----------------------------------------------------


Telephone line capacity     US$  10,847   US$   (877)    US$  1,870  US$  (161)
Goodwill                             15            -              -           -
Other intangible assets           1,148         (353)           723        (67)
                           -----------------------------------------------------

                            US$  12,010   US$ (1,230)    US$  2,593  US$   (228)
                           =====================================================

Amortization expense for each of the succeeding five years is expected to be as follows:

                    2003           US$    8,961
                    2004                  8,961
                    2005                  8,961
                    2006                  8,961
                    2007                  7,778

9.     Other Assets

Other assets consisted of the following at December 31:

                                         2002             2001

                                 -------------------------------------

Software, at cost                 US$   4,100       US$    119
Accumulated depreciation                 (659)             (22)
                                 -------------------------------------
                                        3,441               97
Other assets                              814               20
                                 -------------------------------------

                                  US$   4,255       US$    117
                                 =====================================

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


10.    Bank Loans

Bank loans consisted of the following as of December 31:

                                                  2002               2001

                                        ---------------------------------------

Sberbank - loan to VCR                   US$    39,380         US$       -
Sberbank - loan to Cellular Company                  -               1,152
Other loans                                      1,157                   -
                                        ---------------------------------------
                                                40,537               1,152
Less current portion                            (1,157)             (1,152)
                                        ---------------------------------------

Total long-term bank loans               US$    39,380         US$       -
                                        =======================================

As of December 31, 2001, bank loans consisted of US$1,152 loan payable to Sberegatelny Bank of the Russian Federation ("Sberbank") by Cellular Company. The loan is denominated in US dollars and bears interest of 4% per annum. The proceeds from the loan were used to open a stand-by letter of credit to secure certain liabilities of Cellular Company to Motorola Credit Corporation ("Motorola") under a lease agreement (Note 12). The balance on the letter of credit in the amount of US$1,146 was included in other current assets in the accompanying consolidated balance sheet as of December 31, 2001. The loan was fully repaid as of December 31, 2002.

In December 2002, Sberbank provided a US dollar denominated credit line of US$70,000 to VCR. VCR has the right to draw down the entire amount before April 1, 2003. As of December 31, 2002, VCR's drawings under the credit line amounted to US$39,380. The loan will be repaid in twelve installments, on a quarterly basis, commencing November 27, 2004. The loan bears interest at an annual rate of 13%.

As of December 31, 2002, assets pledged as collateral against the loan from Sberbank to VCR included certain items of telecommunications equipment with an approximate carrying amount of US$49,606 and promissory notes issued by VCR to Cellular Company with a nominal amount of 1,551,602 thousand rubles (US$48,823 at exchange rate as of December 31, 2002).

VimpelCom irrevocably, fully and unconditionally guaranteed VCR's obligations under the loan from Sberbank for the total amount of US$36,000.

11.    Equipment Financing Obligations

Agreements between VCR and Alcatel

On August 31, 2001, VCR and Alcatel signed a frame contract for the supply of switching, radio and other telecommunications equipment (the "Frame Contract") and Indent 1 to the Frame Contract (Indent 1) for the amount of EURO 9,344 thousand (US$9,718 at exchange rate as of December 31, 2002).

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


11.    Equipment Financing Obligations (continued)

Agreements between VCR and Alcatel (continued)

On September 21, 2001, VCR and Alcatel signed an agreement for the deferral of payment of the amount of EURO 9,344 thousand (US$9,718 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under Indent 1. The liability accrued interest at the EURO three-month EURIBOR rate plus 2%. The initial payment date under Indent 1 was February 28, 2002, extended until August 31, 2002. The first interest payment was to be made 30 days after the delivery of the last consignment of the equipment, but no later than December 31, 2001. In addition, interest payments were to be made on February 28, May 31, and August 31, 2002. Interest was to be repaid in the full amount accrued as of the respective date.

On December 20, 2002, VCR and Alcatel agreed to change the terms under Indent 1. Interest rate was changed to the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment is to be made on June 27, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under Indent 1.

On September 21, 2001, VCR and Alcatel signed Indent 2 to the Frame Contract ("Indent 2") for the amount of EURO 9,000 thousand (US$9,360 at exchange rate as of December 31, 2002). On September 21, 2001, VCR and Alcatel signed an agreement for the deferral of payment of the amount of EURO 9,000 thousand (US$9,360 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under Indent 2. The liability accrued interest at the EURO three-month EURIBOR rate plus 2%. Initial principal repayment date was March 21, 2002, extended until September 21, 2002. The first interest payment was to be made 30 days after the delivery of the last consignment of the equipment, but no later than January 21, 2002. In addition, interest payments were to be made on March 21, June 21, and September 21, 2002. Interest was to be repaid in the full amount accrued as of the respective date.

On December 20, 2002, VCR and Alcatel agreed to change the terms under Indent 2. Interest rate was changed to the EURO six-month EURIBOR rate plus 2.9%. Principal repayments are to be made in six equal and consecutive semi-annual installments. The first installment is to be made on June 27, 2003. Interest should be repaid on the same dates in the full amount accrued as of the respective date. As of December 31, 2002, all the equipment was delivered under Indent 2.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


11.    Equipment Financing Obligations (continued)

Agreements between VCR and Alcatel (continued)

On September 16, 2002, VCR and Alcatel signed Indent 3 to the Frame Contract ("Indent 3") for the amount of EURO 9,500 thousand (US$9,880 at exchange rate as of December 31, 2002). On September 16, 2002, VCR and Alcatel signed an agreement for the deferral of payment of the amount of EURO 8,075 thousand (US$8,398 at exchange rate as of December 31, 2002) in respect of future deliveries of equipment under Indent 3. The liability will accrue interest at the EURO three-month EURIBOR rate plus 5%. Principal repayment is to be made when VCR enters in certain financing arrangements, but no later than June 25, 2003. The first interest payment shall be made on March 25, 2003. The second interest payment shall be made together with the principal repayment. Interest should be repaid in the full amount accrued as of respective date. As of December 31, 2002, the equipment in the amount of EURO 9,500 thousand was delivered under Indent 3.

On October 31, 2002, VCR and Alcatel signed Indent 5 to the Frame Contract ("Indent 5") for the amount of US$6,423. On October 31, 2002, VCR and Alcatel signed an agreement for the deferral of payment of the amount of US$5,460 in respect of future deliveries of equipment under Indent 5. The liability will accrue interest at the US dollar three-month LIBOR rate plus 5%. Principal repayment is to be made when VCR enters in certain financing arrangements, but no later than June 25, 2003. The first interest payment shall be made on March 25, 2003. The second interest payment shall be made together with the principal repayment. Interest should be repaid in the full amount accrued as of respective date. As of December 31, 2002, the equipment in the amount of EURO 1,106 thousand was delivered under Indent 5.

No deferral of payment under Indent 4 was agreed between VCR and Alcatel.

In 2002, 2001 and 2000, interest of US$952, US$9 and US$0, respectively, was accrued under all agreements between VCR and Alcatel.

VCR made all payments to Alcatel in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

As of December 31, 2002, telecommunications equipment received from Alcatel with the carrying amount of US$38,029 was pledged as collateral to secure the liability to Alcatel.

VimpelCom irrevocably, fully and unconditionally guaranteed VCR's obligations under equipment financing agreements with Alcatel for the total amount of EURO 13,800 thousand (US$14,352 at exchange rate as of December 31, 2002).

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


11.    Equipment Financing Obligations (continued)

Agreements between VCR and Ericsson

On September 28, 2001, VCR and Ericsson signed a contract for delivery of GSM equipment (the "Supply Contract") and a purchase order under the Supply Contract for US$16,600. Under the contract, overdue amounts accrue interest at the US dollar LIBOR rate plus 3.5%. All the equipment under the Supply Contract was delivered before December 31, 2002.

On December 3, 2001, VCR and Ericsson Credit AB signed a credit agreement on the financing of the delivery of equipment under the Supply Contract in the amount of US$16,600 (the "Credit Agreement"). VCR obtained financing under the Credit Agreement in January and February 2002, and used the proceeds to repay its obligation to Ericsson under the Supply Contract. The liability under the Credit Agreement accrued interest at the US dollar LIBOR rate plus 2% and was repaid before December 31, 2002.

On January 9, February 5, July 15 and September 19, 2002, VCR and Ericsson Radio Systems AB ("Ericsson") signed four purchase orders under the Supply Contract for US$2,979, US$27,316, US$519 and US$7,698.

On August 21, 2002, VCR and Ericsson Credit AB signed second tranche under the Credit Agreement on the financing of the delivery of equipment under the Supply Contract in the amount of US$70,000. The amount of the financing was subsequently reduced to US$45,642. VCR obtained financing under the Credit Agreement in 2002, and used the proceeds to repay its obligation to Ericsson under the Supply Contract. Initially the liability under the Credit Agreement accrued interest at the US dollar LIBOR rate plus 2% and was payable on December 20, 2002. On December 20, 2002 Ericsson extended the payment date until June 20, 2003 and interest rate was changed to US dollar LIBOR rate plus 5%.

On December 20, 2002, VCR and Ericsson signed a purchase order under the Supply Contract for US$10,500. There were no supplies under this Purchase Order before December 31, 2002.

On December 3, 2001, VCR and Ericsson Credit AB signed a pledge agreement. Under the pledge agreement, all the equipment received under the Supply Contract was pledged as security for obligations under the Credit Agreement. As of December 31, 2002, the carrying amount of the pledged equipment was US$51,407.

In 2002, 2001 and 2000, interest of US$1,596, US$67 and US$0, respectively, was accrued under all agreements between VCR and Ericsson.

VCR made all payments to Ericsson in respect of principal and accrued interest amounts in accordance with the above-mentioned agreements.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


11.    Equipment Financing Obligations (continued)

Agreements between VimpelCom-Region and Technoserve

On May 16, 2002, VCR and LLC Technoserve A/S ("Technoserve") signed an agreement for delivery of GSM equipment for EURO 22,000 thousand (US$22,880 at exchange rate as of December 31, 2002). This agreement provides for the deferral of payment of the amount of EURO 18,700 thousand (US$19,448 at exchange rate as of December 31, 2002) in respect of the future deliveries of equipment. The liability will accrue interest at a rate of 10% per annum. The accrual of interest will start 91 day after the advance payment or after the last consignment of the equipment, whatever is later. Principal repayments are to be made in twelve equal and consecutive quarterly installments. The first installment becomes due three months after the delivery of the last consignment of the equipment.

Amounts outstanding in connection with VCR's equipment financing obligation consisted of the following at December 31:

                                                    2002             2001
                                         --------------------------------

Ericsson:
    Supplier credit facilities            US$     45,856    US$    16,600
    Accrued interest                                  74               67
Alcatel:
    Supplier credit facilities                    23,877           15,323
    Accrued interest                                  58                9

Technoserve:
    Supplier credit facilities                    10,981                -
    Accrued interest                                  12                -
                                         --------------------------------
                                                  80,858           31,999
Less long-term portion                            (6,563)               -
                                         --------------------------------

Total equipment financing,
  current portion                         US$     74,295    US$    31,999
                                         ================================

Future payments under bank loans and supplier credit facilities are as follows:

                      2003                      US$       78,648
                      2004                                 5,124
                      2005                                21,102
                      2006                                16,721
                      2007                                12,996
                                                -------------------

                                                 US$     134,591
                                                ===================

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


12.    Capital Lease Obligations

As of December 31, 2002, Cellular Company had obligations under lease agreements with Motorola of US$3,196. Equipment under the lease agreements was received by Cellular Company before it was acquired by VCR (Note 4). Under the lease agreements, the ownership of the leased assets is to be transferred to Cellular Company after the end of the lease term and execution of all lease payments. Equipment received under these agreements was accounted for as capital leases.

13.      Shareholders' Equity

On May 25, 2001, VimpelCom determined that it would execute its obligations under the agreement between VimpelCom and VCR dated December 22, 2000 by increasing its investment in VCR by US$420 through reclassification of certain of its intercompany receivables. Such amount has been included in the accompanying US GAAP consolidated balance sheet as of December 31, 2000 as additional paid-in capital and a reduction of intercompany liabilities due to VimpelCom.

On November 5, 2001, VCR issued 2,969 shares of common stock to VimpelCom, raising US$117,028 (net of cost of issuance of US$1,613).

Each outstanding share of VCR's common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly determined by the board of directors or the shareholders, and in the event of VCR's liquidation, to receive part of VCR's assets to the extent there are sufficient funds available.

On December 3, 2001, VCR sold to Eco Telecom 1,323 newly issued shares of convertible voting preferred stock of VCR for a purchase price of approximately US$0.4. Each share of preferred stock entitles its holder to one vote, to receive a fixed dividend of 0.1 ruble per share per year, and to receive a fixed liquidation value of 20 rubles per share in the event of VCR's liquidation, to the extent there are sufficient funds available. As of December 31, 2002, this liquidation preference amounted to approximately US$0.8 at the official year end exchange rate. Each share of preferred stock is convertible into one share of common stock, but no later than April 1, 2050, upon an official registration of common stock issue. There is no premium payable on conversion. In accordance with the agreements dated May 30, 2001 (Note 1), the shares of preferred stock should be re-distributed between Eco Telecom, VimpelCom and Telenor upon equity contributions to VCR in order to maintain certain percentage of the parties in the voting capital stock of VCR. Upon the fulfillment of the agreements dated May 30, 2001 (Note 1), the shares of preferred stock shall be converted into common stock.

In addition, on December 3, 2001, VimpelCom sold to Eco Telecom one share of common stock of VimpelCom-Region for a purchase price of US$40.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


13.    Shareholders' Equity (continued)

On May 15, 2002, the annual shareholders' meeting of VimpelCom approved the following changes to the agreements on investments in VimpelCom-Region, dated May 30, 2001.

VimpelCom converted its options to purchase newly issued shares of VCR into an obligation and accelerated this obligation to November 2002, and Telenor accelerated its corresponding options to November 2002, in each case, subject to extension in certain instances. Eco Telecom's investments in VCR were scheduled as required under the original agreements dated May 30, 2001: US$58,480 in November 2002 and US$58,520 in November 2003, with each date subject to extension in certain cases, unless Eco Telecom chooses to accelerate all or a portion of its third tranche investment.

To the extent that external financing is not obtained by February 2005 in an amount necessary to meet VCR's five-year funding plan, VCR will give each of its shareholders the right to contribute to its capital the amount of cash necessary to make up the funding shortfall on a pro rata basis. If any shareholder does not exercise its right to make such capital contribution in full, the other shareholders which fully contribute their pro rata amount will have the right to contribute all or a portion of such non-contributing shareholder's capital contribution on a pro rata basis. The shareholders of VCR further agreed to vote in favor of, and take all actions necessary to effect the issuance of VimpelCom-Region ordinary shares in connection with such capital contribution; provided that such obligation will not be applicable if the aggregate amount of the additional funds raised by VCR (excluding the capital increases in connection with the second and third closings in November 2002 and November 2003, respectively) exceeds US$300,000.

On November 12, 2002, VimpelCom, Eco Telecom and Telenor each purchased 1,462 newly issued shares of VCR's common stock for US$58,480. Simultaneously, Eco Telecom sold 231 and 860 shares of VCR's preferred stock to Telenor and VimpelCom, respectively, at a price of 20 rubles per share. The closing represents the second tranche of equity investments into VCR in accordance with the agreement dated May 30, 2001, as amended.

As of December 31, 2002, issued and outstanding common stock of VCR comprised 8,355 shares.

In accordance with Russian legislation, VCR can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. Dividends to shareholders - residents of Russia are subject to a 6% withholding tax. Dividends to other shareholders are subject to a 15% withholding tax which may be reduced or eliminated by double tax treaties. As of December 31, 2002, VCR had no retained earnings which were distributable under Russian legislation.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


14.    Income Taxes

The Russian Federation was the only tax jurisdiction in which VCR's income was subject to taxation. On August 6, 2001, a law was signed which introduced certain changes in Russian tax legislation reducing the statutory income tax rate from 35% to 24% effective January 1, 2002. The effect of the new tax legislation was recognized in the period of enactment.


Income tax expense (benefit) consisted of the following for the years ended December 31:

                                        2002            2001
                               ---------------------------------

Current income taxes           US$       730    US$     591
Deferred taxes                           (84)          (681)
                               ---------------------------------

                               US$       646    US$     (90)
                               =================================

The deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the tax basis of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

                                                        2002              2001
                                              ----------------------------------
Deferred tax assets:
     Accrued operating expenses               US$        616    US$       530
     Deferred revenue                                  1,997              137
     Non-current assets                                1,126              280
     Loss carry-forwards                               4,876              533
                                              ----------------------------------
                                                       8,615            1,480
     Valuation allowance                              (7,531)          (1,114)
                                              ----------------------------------
                                                       1,084              366
Deferred tax liabilities:
     Non-current assets                              (19,304)            (344)
                                              ----------------------------------
                                                     (19,304)            (344)
                                              ----------------------------------

Net deferred tax asset/ (liability)                  (18,220)              22
Less current deferred tax assets                         469              294
                                              ----------------------------------

Total long-term net deferred tax liability    US$    (18,689)   US$      (272)
                                              ==================================

For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


14.    Income Taxes (continued)

Income tax benefit reported in the accompanying consolidated financial statements is different from loss before taxes multiplied by the statutory tax rate of 24% and 35% for the year ended December 31, 2002 and 2001, respectively, due to the effect of deductible temporary differences not recognized as a result of establishing a valuation allowance, and non-deductible expenses.

For Russian income tax purposes, VCR has accumulated tax losses incurred in 2000, 2001 and 2002, which may be carried forward for use against future income. Its use is restricted to a maximum of 30% of taxable income. Tax loss carry forwards may be eroded by future devaluation of the rouble. As of December 31, 2002, for Russian income tax purposes, VCR had tax losses available to carry forward of approximately US$20,315 expiring as follows:

                  December 31, 2010                US$        170
                  December 31, 2011                         1,662
                  December 31, 2012                        18,483

15.    Transactions with Related Parties

Balances due to related parties consisted of the following as of December 31:

                                                     2002            2001
                                          -------------------------------------

VimpelCom                                    US$    60,115     US$   1,483
KBI                                                  3,413             415
Telenor Invest AS                                      999               -
Telenor Mobile Communication AS                        395               -
Telenor Russia AS                                      138               -
Others                                                  97              53
                                          ------------------------------------

                                             US$    65,157     US$   1,951
                                          =====================================

Balances due from related parties consisted of the following as of December 31:

                                                     2002            2001
                                          --------------------------------------

KBI                                          US$     1,705     US$     324
Others                                                 129              14
                                          --------------------------------------

                                             US$     1,834     US$     338
                                          ======================================

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


15.    Transactions with Related Parties (continued)

VimpelCom

Amounts due to VimpelCom consisted of the following as of December 31, 2002 and 2001:

                                                    2002            2001
                                           -------------------------------------
Long-term loans                               US$  40,000     US$       -
Obligations under purchase of equipment            11,293               -
Obligations under operating lease of
  equipment                                         1,482               -
Obligations under operating lease of
  telecommunication lines                           2,983               -
Obligations under Service Agreement                 1,303           1,303
Obligations for purchases of scratch
  cards and telephone accessories,
  other obligations                                 3,054             180
                                           -------------------------------------

                                              US$  60,115     US$   1,483
                                           =====================================

In November 2000, VCR signed an agreement to lease telecommunications equipment from VimpelCom. The amounts of US$615, and US$727 were included in the accompanying consolidated statement of operations for the year ended December 31, 2001 and the period from August 3, 1999 (inception) through December 31, 2002, respectively. In November 2001, VCR purchased the equipment previously leased from VimpelCom for the total consideration of US$5,839.

In December 2000, VCR signed a frame agreement for the lease of telecommunications lines from VimpelCom. The term of the lease is one month to be automatically extended until the cancellation by either party. The lease payments are calculated based on fixed monthly rates per channel. The amounts of US$2,486, US$101 and US$2,587 were included in the accompanying consolidated statements of operations for the years ended December 31, 2002 and 2001 and the period from August 3, 1999 (inception) through December 31, 2002. Total liability of VCR to Vimpelcom under telecommunications lines lease agreement as of December 31, 2002 and 2001 was US$2,983 and US$0, respectively.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


15.    Transactions with Related Parties (continued)

VimpelCom (continued)

On September 10, 2001, VCR signed a Service Obligation Agreement (the "Service Agreement") with VimpelCom. Under the Service Agreement, VimpelCom provided various services to VCR, including network development, obtaining frequencies allocation, delivery of equipment, roaming development, accounting services. Cost of services provided by VimpelCom to VCR is determined by VimpelCom and VCR separately for each project. The amounts of US$0, US$210 and US$210 were included in the accompanying consolidated statements of operations for the years ended December 31, 2002 and 2001 and the period from August 3, 1999 (inception) through December 31, 2002. The amounts of US$0 and US$876 were included in the cost of property and equipment in the years ended December 31, 2002 and 2001. Total liability of VCR to VimpelCom under the Service Agreement as of December 31, 2002 and 2001 was US$1,303 and US$1,303, respectively.

On April 1, 2002, VCR signed a frame agreement for the lease of telecommunications equipment from VimpelCom. The term of the lease is four years. The leased equipment and its value should be stated in addendums to the frame agreement. Lease payments are calculated as the amount of depreciation of the leased equipment for tax purposes, assets tax relating to the leased equipment and 0.1% per quarter of the value of the leased equipment stated in addendums to the frame agreement. The amount of US$1,235 was included in the accompanying consolidated statements of operations for the year ended December 31, 2002. Total liability of VCR to Vimpelcom under equipment lease agreement as of December 31, 2002 was US$1,482.

On April 15, 2002, VCR signed an unsecured loan agreement with VimpelCom. Under the agreement, the maximum outstanding amount at any time should not exceed US$30,000. The loan should be repaid no later than on April 15, 2008. The loan accrues interest on the amounts outstanding at an annual rate of 4.2%. As of December 31, 2002, the amount due under the agreement was US$30,000.

On June 14, 2002, VCR signed an unsecured loan agreement with VimpelCom. Under the agreement, the maximum outstanding amount at any time should not exceed US$58,500. The loan accrued interest on the amounts outstanding at an annual rate of 4.2%. The loan was fully repaid on November 12, 2002.

In September 2002, VCR signed an agreement with Vimpelcom for the purchase of telecommunication equipment. The total value of the equipment purchased by VCR under the agreement comprised US$9,411. As of December 31, 2002, the amount due under the agreement was US$11,293.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


15.    Transactions with Related Parties (continued)

VimpelCom (continued)

In December 2002, Vimpelcom provided a loan to Extel in the amount of US$10,000. The loan was used by Extel to repay its liability to Citibank under the loan agreement signed before Extel was acquired by VCR (Note 4). The loan bears interest at an annual rate of 9.7%. The loan should be repaid within the three-year period. As of December 31, 2002, assets pledged as collateral against the loan included certain items of telecommunications equipment with an approximate carrying amount of US$13,407.

KBI

In April 2000, VCR signed an agreement to lease telecommunications equipment from Closed Joint Stock Company KB Impuls ("KBI"), a wholly-owned subsidiary of VimpelCom. The term of the lease was one year. In April 2001, the agreement was prolonged for one year. In January 2001, VCR signed another agreement to lease telecommunications equipment from KBI. The term of the lease was one year. In November 2001, VCR purchased the equipment previously leased from KBI for the total consideration of US$8,241. The amount of US$273 and US$375 were included in the accompanying consolidated statement of operations for the year ended December 31, 2001 and the period from August 3, 1999 (inception) through December 31, 2002, respectively.

On August 13, 2001, VCR and KBI signed an agreement for providing roaming services in GSM standard. Roaming services provided to KBI in the amount of US$6,946, US$1,013 and US$7,959 were included in service revenues in the accompanying statements of operations for the years ended December 31, 2002 and 2001 and the period from August 3, 1999 (inception) through December 31, 2002. Roaming services received from KBI in the amounts of US$6,785, US$331 and US$7,116 were included in service costs in the accompanying statements of operations for the years ended December 31, 2002 and 2001 and the period from August 3, 1999 (inception) through December 31, 2002. As of December 31, 2002, amounts due from and due to KBI under this agreement were US$1,705 and US$2,296, respectively.

On April 1, 2002, VCR signed a frame agreement for the lease of telecommunications equipment from Open Joint Stock Company KB Impuls ("KBI"), a wholly-owned subsidiary of VimpelCom. The term of the lease is four years. The leased equipment and its value should be stated in addendums to the frame agreement. Lease payments are calculated as the amount of depreciation of the leased equipment for tax purposes, assets tax relating to the leased equipment and 0.1% per quarter of the value of the leased equipment stated in addendums to the frame agreement. The amount of US$555 was included in the accompanying consolidated statements of operations for the year ended December 31, 2002. Total liability of VCR to KBI under the equipment lease agreement as of December 31, 2002 was US$1,117.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


15.    Transactions with Related Parties (continued)

Telenor

The amounts due to Telenor Invest AS, Telenor Mobile Communication AS and Telenor Russia AS, companies registered in Norway and affiliated with Telenor, represent accounts payable by VCR and Extel for services under consultancy and other agreements.

16.    Contingencies

The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

The taxation system in Russia is evolving as the central government transforms itself from a command to a market oriented economy. There were many Russian Federation tax laws and related regulations introduced in 2002 and previous years, which were not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, Central Bank officials and the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and between the Central Bank and the Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VCR has accrued tax liabilities based on management's best estimate.

As of December 31, 2002, VCR does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying financial statements in order for those statements not to be misleading.

In the ordinary course of business, VCR may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VCR operates. In the opinion of management, VCR's liability, if any, in all pending litigation, other legal proceeding or other matters other than what is discussed above, will not have a material effect upon the financial condition, results of operations or liquidity of VCR.

VCR's operations and financial position will continue to be affected by Russian political developments, including the application of existing and future legislation, tax regulations, cancellation of license rights, and expropriation of property. VCR does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia.

                    Open Joint Stock Company VimpelCom-Region
                    (a subsidiary of Open Joint Stock Company
           Vimpel-Communications and a development stage enterprise)

             Notes to Consolidated Financial Statements (continued)


16.    Contingencies (continued)

VCR's ability to generate revenues in the Central and Central Black Earth, Volga, North Caucasus, Siberian, Northwest and Ural regions is dependent upon the operation of the mobile telephone systems under its licenses. VCR's GSM licenses expire in April 2008. Resolution No. 642, dated June 5, 1994, of the Government of the Russian Federation defines the circumstances under which a license may be revoked. Under this resolution, grounds for termination are both broad and subjective and there is little precedent upon which to determine the practical likelihood of termination.

VCR is dependent upon a small number of suppliers, principally Alcatel and Ericsson, for purchases of wireless telecommunications equipment.

17.    Subsequent Events

On January 10, 2003, VCR and Ericsson signed a purchase order under the Supply Contract for US$11,493. VCR expects to finance the delivery of equipment under the purchase order with a credit from Ericsson Credit AB.

In January 2003, VCR acquired 90% of common stock of Open Joint Stock Company StavTeleSot ("StavTeleSot"), a cellular operator in the Stavropol region, for US$38,400.

On January 31, 2003 Vimpelcom provided a secured loan to StavTeleSot in the amount of US$9,223. The loan accrued interest on the amounts outstanding at an annual rate of 9.7%. The loan should be repaid within the three-years period.

Other Information contained in the Russian-language Information Memorandum

1.       Selected,   interim,   unaudited,   consolidated   financial  data  for
         -----------------------------------------------------------------------
         VimpelCom-Region as of and for the three-month periods ending March 31,
         -----------------------------------------------------------------------
         2002, June 30, 2002, September 30, 2002 and December 31, 2002, prepared
         -----------------------------------------------------------------------
         in accordance with U.S. GAAP (in millions of US dollars):
         --------------------------------------------------------

                               1st       2nd       3rd        4th
                             Quarter   Quarter   Quarter    Quarter   Total
Service Revenues and
  Connection Fees              5.4      10.0      19.2       32.3     66.9
Sale of handsets and
  accessories                  2.0       3.4       4.5        7.1     17.0
Other Revenue                  0.1       0.1       0.1        0.2      0.5
Total Operating Revenues       7.5      13.5      23.8       39.6     84.4


2.       2002 capital  expenditures  for  VimpelCom-Region  and its consolidated
         -----------------------------------------------------------------------
         subsidiaries:   In   2002,   VimpelCom-Region   and  its   consolidated
         ------------
         subsidiaries expended US$254.3 million on capital expenditures.


3.       2002 and first quarter 2003 subscriber numbers for VimpelCom-Region and
         -----------------------------------------------------------------------
         its consolidated  subsidiaries:  approximately 2.12 million subscribers
         ------------------------------
         as of March 27, 2003 (an increase of 59% compared with the subscriber figures as of December 31, 2002). As of the end of March 2003, the market share in the regions of VimpelCom-Region and its consolidated subsidiaries was 16%. The subscriber figures for VimpelCom-Region and its consolidated subsidiaries on a quarterly basis is set forth in the following table (thousands of subscribers as of the end of each quarter):

                                         2002                          2003

                         1st         2nd        3rd        4th          1st
                       Quarter     Quarter    Quarter    Quarter      Quarter
       Number of
         Subscribers    190         330        620        1,330        2,120
       Quarterly
         Increase       73%         74%        88%         115%          59%




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